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Exhibit 8.1

Subsidiaries and Certain Affiliates of Telefónica Chile

     The following chart sets forth the organization of Telefónica Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2007.

Telefónica Chile’s business activities are managed through the following operating subsidiaries:

(*) Telefónica Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% from its subsidiaries Telefónica Larga Distancia and Telefónica Empresas.